Exhibit 2.01

ABIGAIL (UK) LIMITED
15 September 2009

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN
WHOLE OR IN PART, IN OR INTO OR FROM ANY RESTRICTED JURISDICTION
WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS
OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

Recommended Cash Offer of 16.25 pence per Ordinary Share

by

Abigail (UK) Limited
(a wholly-owned subsidiary of Virage Logic Corporation)

for

ARC International plc

Offer for ARC International plc declared wholly unconditional

Offer declared wholly unconditional

As at 1.00 p.m. (London time) on 15 September 2009, Abigail (UK) had received valid acceptances of the Offer in respect of 130,786,589 ARC Shares, representing approximately 84.68 per cent. of ARC’s issued ordinary share capital.

This total includes acceptances in respect of 86,616,263 ARC Shares, representing approximately 56.09 per cent. of the existing issued ordinary share capital of ARC in respect of which Abigail (UK) had received irrevocable undertakings to accept the Offer.

Abigail (UK) has elected to waive down the acceptance condition of the Offer from 90 per cent.  Accordingly, the condition contained in paragraph 1(A) of Section A of Part III the offer document published on 21 August 2009 (the "Offer Document") is now satisfied and Abigail (UK) is pleased to declare the Offer wholly unconditional.

Cancellation of listing, compulsory acquisition and re-registration

As Abigail (UK) has agreed to acquire issued ordinary share capital carrying 75 per cent. of the voting rights attached to ARC Shares, the board of Abigail (UK) confirms its intention, as soon as practicable and in accordance with the terms of the Offer Document, to procure the making of an application by ARC to the UKLA for the cancellation of the listing on the Official List and to London Stock Exchange for cancellation of admission to trading on the London Stock Exchange of ARC Shares.  If this cancellation occurs, it will significantly reduce the liquidity and marketability of ARC Shares not assented to the Offer. It is anticipated that the cancellation of the listing on the Official List and the cancellation of admission to trading on the London Stock Exchange of the ARC Shares will take effect on, or shortly after, 14 October 2009, which is at least 20 business days following the date of this announcement. It is also intended that ARC will be re-registered as a private company under the relevant provisions of the 2006 Act in due course.

Abigail (UK) also confirms that, if it receives sufficient valid acceptances of the Offer (being not less than 90 per cent. in value of the shares to which the Offer relates and not less than 90 per cent. of the voting rights carried by those shares), it intends to exercise its rights pursuant to the provisions of Chapter 3 of Part 28 of the 2006 Act to acquire compulsorily the remaining ARC Shares on the same terms as the Offer.

Extension of Offer

Abigail (UK) further announces that the Offer has been extended and will remain open for acceptance until 1.00 p.m. on 9 October 2009.

Announcements of the level of acceptances will be made no later than 8.00 a.m. on 28 September 2009, being the business day following the closing date specified in Abigail (UK)'s announcement dated 11 September 2009, and 8.00 a.m. on 12 October 2009, being the business day following the closing date specified in this announcement.

ARC Shareholders who wish to accept the Offer and have not yet done so are urged to do so in the manner set out in the Offer Document as soon as practicable and in any event by no later than 1.00 p.m. on 9 October 2009.

If you hold your ARC Shares in certificated form (that is, not in CREST), to accept the Offer you should complete, sign and return the Form of Acceptance (together with your share certificate(s) and any other documents of title) as soon as possible and in any event by no later than 1.00 p.m. on 9 October 2009 to Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.  Additional Forms of Acceptance are available from Capita Registrars by telephoning 0871 664 0321 from within the UK or on + 44 20 8639 3399 if calling from outside the UK.

If you hold your ARC Shares in uncertificated form (that is, in CREST), to accept the Offer you should follow the procedure for Electronic Acceptance through CREST so that the TTE instruction settles as soon as possible and in any event by no later than 1.00 p.m. on 9 October 2009. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action as only your CREST sponsor will be able to send the necessary TTE instructions to Euroclear UK in relation to your ARC Shares.

Copies of the Offer Document and the Form of Acceptance are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Macfarlanes at 20 Cursitor Street, London, EC4A 1LT, while the Offer remains open for acceptance.

Settlement

Except as provided in paragraph 6 of Section B of Part III of the Offer Document in the case of Overseas Shareholders, settlement of consideration due under the Offer in respect of valid acceptances received on or before today's date will be despatched by first class post (in the case of certificated holders) or credited to the relevant CREST account (in the case of uncertificated holders) on or before 29 September 2009. Settlement in respect of further valid acceptances will be despatched within 14 days of receipt of such acceptances.

Capitalised terms used but not defined in this announcement have the same meaning as given to them in the Offer Document.

Enquiries:

Virage Logic Corporation	Tel: +1 510 360-8000
Brian Sereda

Cowen and Company, LLC (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +1 646 562-1000
Peter Petitt
Edward Rubin

Arbuthnot Securities Limited (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +44 (0) 20 7012 2000
Nick Tulloch
James Steel

Arbuthnot Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Abigail (UK) and Virage Logic and for no one else in connection with the Offer. Arbuthnot Securities Limited is not acting for, and will not be responsible to, anyone other than Abigail (UK) and Virage Logic for providing the protections afforded to customers of Arbuthnot Securities Limited or providing advice in relation to the Offer.

Cowen and Company, LLC is acting exclusively for Abigail (UK) and Virage Logic and no one else in connection with the Offer and will not be responsible to anyone other than Abigail (UK) and Virage Logic for providing the protections afforded to clients of Cowen and Company, LLC nor for providing advice in relation to the Offer.

This announcement is not intended to and does not constitute or form any part of an offer to sell or an invitation to purchase or the solicitation of an offer to subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer is being made solely through the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance, which will together contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance.

The Offer is being made solely by Abigail (UK) and neither Cowen and Co, LLC nor Arbuthnot Securities Limited nor any of their respective affiliates are making the Offer.

Overseas Shareholders

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Unless otherwise determined by Abigail (UK), the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any Restricted Jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such Restricted Jurisdiction. Accordingly, unless otherwise determined by Abigail (UK), copies of this announcement and any documentation relating to the Offer (including, without limitation, the Offer Document and the Form of Acceptance) are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send any such documents in or into or from any such Restricted Jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, custodians, nominees and trustees) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement, the Offer Document and/or the Form of Acceptance (if applicable) and/or any other related document to any jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of any relevant jurisdiction. Neither the SEC nor any US state securities commission has approved or disapproved this Offer or passed upon the adequacy or completeness of this announcement or any other documentation relating to the Offer (including, without limitation, the Offer Document and the Form of Acceptance). Any representation to the contrary is a criminal offence.

It is the responsibility of each Overseas Shareholder to inform himself, herself or itself about and observe any applicable legal requirements. No Restricted Overseas Shareholder receiving a copy of this announcement, the Offer Document and/or the Form of Acceptance in any jurisdiction other than the United Kingdom or the United States may treat the same as constituting an invitation or offer to him and in such circumstances, this announcement, the Offer Document and/or the Form of Acceptance are sent for information only. It is the responsibility of any Overseas Shareholder receiving a copy of this announcement, the Offer Document and/or Form of Acceptance and wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including obtaining any governmental, exchange control or other consents which may be required, and compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes or duties by whomsoever payable and Abigail (UK) and Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or duties or other requisite payments as Abigail (UK) or Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) may be required to pay.